FILTRONA

RECEIVED

2006 NOV -1 P 3: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

31 October 2006

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA



06018140

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 29 September 2006, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully



Vicky Walters
Personal Assistant

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Amvescap plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non-beneficial interest representing funds under management for clients by subsidiary companies.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York (Brussels)	58,359
JP Morgan Chase	742,996
Vidacos Nominees Limited	25,069,117
Bank of New York	121,352
JP Morgan (Hong Kong)	151,759
Bank of Ireland (Dublin) Nominees Limited	306,603
Mellon Bank, Pittsburgh	258,842
Japan Trustee Services Bank	3,641
State Street Trust & Banking Co (London)	3,003,000
Trust & Custody Services	7,096
Northern Trust Company (London)	444,779
HSBC Nominees	77,280
Trimark	761,000
AIM	2,010,174

5. Number of shares / amount of stock acquired

   190,000

6. Percentage of issued class

   0.09%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

Ordinary Shares

10. Date of transaction

    29 September 2006

11. Date company informed

    2 October 2006

12. Total holding following this notification

    33,015,998

13. Total percentage holding of issued class following this notification

    15.05%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon 01908 359100
    Deputy Company Secretary

16. Name and signature of authorised company official responsible for making this notification

    Jon Green 01908 359100
    Company Secretary and General Counsel

    Date of notification

    3 October 2006

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Goldman Sachs Group, Inc. through its direct and indirect subsidiaries, Goldman, Sachs & Co, Goldman Sachs Securities (Nominees) Limited, and Goldman Sachs International.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   A beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of Goldman Sachs Group, Inc. and a non-beneficial interest held by Goldman Sachs Securities (Nominees) Limited representing funds under management held on behalf of clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
Goldman Sachs International	4,894,495
Goldman Sachs Securities (Nominees) Limited	12,621,329
	17,515,824

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   N/K

8. Percentage of issued class

   N/K

9. Class of security

   Ordinary Shares

10. Date of transaction

    2 October 2006

11. Date company informed

    4 October 2006

12. Total holding following this notification

    17,515,824 shares

13. Total percentage holding of issued class following this notification

    7.99%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon – 01908 359100
    Deputy Company Secretary

16. Name and signature of authorised company official responsible for making this notification

    Steve Dryden
    Finance Director

    Date of notification

    4 October 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   FMR CORP and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non-beneficial interests representing funds under management held on behalf of clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
JP Morgan, Bournemouth	1,008,008
JP Morgan Bournemouth	873,208
Brown Brothers Harriman & Co	50
Bank of New York Brussels	45,900
JP Morgan, Bournemouth	6,699,559
	8,626,725

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   1,641,941 shares

8. Percentage of issued class

   0.75%

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    06 October 2006

12. Total holding following this notification

    8,626,725 shares

13. Total percentage holding of issued class following this notification

    3.93%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon
    Deputy Company Secretary - 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green
    Company Secretary & Legal Counsel

Date of notification

09 October 2006

File No: 82-34882

FILTRONA PLC

HOLDING(S) IN COMPANY

11 October 2006

Filtrona plc announces it was informed today that, following a sale of 119,189 shares on 10 October 2006, AMVESCAP PLC and its subsidiary companies no longer hold a notifiable interest in the Company.

Name of contact and telephone number for queries
Patricia Kingdon
Deputy Company Secretary
01908 359100

Name of authorised company official responsible for making this notification
Jon Green
Company Secretary and General Counsel
01908 359100

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Legal and General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Legal and General Group plc and/or its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
HSBC Bank plc a/c 914945	77,906
HSBC Bank plc a/c 923363	104,706
HSBC Bank plc a/c 775237	62,062
HSBC Bank plc a/c 942199	191,997
HSBC Bank plc a/c 942229	190,394
HSBC Bank plc a/c 942217	191,797
HSBC Bank plc a/c 942205	190,796
HSBC Bank plc a/c 942175	190,195
HSBC Bank plc a/c 942187	190,996
HSBC Bank plc a/c 775245	643,737
HSBC Bank plc a/c 770286	112,714
HSBC Bank plc a/c 357206	5,611,509
HSBC Bank plc a/c 866203	443,028
HSBC Bank plc a/c 916681	11,700
HSBC Bank plc a/c 969995	522,209
HSBC Bank plc a/c 999392	19,543
HSBC Bank plc a/c 630591	223,568
HSBC Bank plc a/c 361602	17,216
HSBC Bank plc a/c 282605	517,588
HSBC Bank plc a/c 360509	349,908
HSBC Bank plc a/c 766793	124,326
HSBC Bank plc a/c 924434	30,830
HSBC Bank plc a/c 924422	116,518
	10,135,243

5. Number of shares / amount of stock acquired

   N/K

6. Percentage of issued class

   N/K

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    10 October 2006

12. Total holding following this notification

    10,135,243 shares

13. Total percentage holding of issued class following this notification

    4.62%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon
    Deputy Company Secretary - 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green
    Company Secretary & Legal Counsel

Date of notification

11 October 2006

File No: 82-34882

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Legal and General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Legal and General Group plc and/or its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
HSBC Bank plc a/c 914945	77,906
HSBC Bank plc a/c 923363	274,291
HSBC Bank plc a/c 775237	162,581
HSBC Bank plc a/c 942199	502,957
HSBC Bank plc a/c 942229	498,760
HSBC Bank plc a/c 942217	502,432
HSBC Bank plc a/c 942205	499,809
HSBC Bank plc a/c 942175	498,236
HSBC Bank plc a/c 942187	500,334
HSBC Bank plc a/c 775245	643,737
HSBC Bank plc a/c 770286	295,269
HSBC Bank plc a/c 357206	5,611,509
HSBC Bank plc a/c 866203	443,028
HSBC Bank plc a/c 916681	11,700
HSBC Bank plc a/c 969995	522,209
HSBC Bank plc a/c 999392	19,543
HSBC Bank plc a/c 630591	802,712
HSBC Bank plc a/c 361602	45,102
HSBC Bank plc a/c 282605	1,355,772
HSBC Bank plc a/c 360509	349,908
HSBC Bank plc a/c 766793	325,688
HSBC Bank plc a/c 924434	80,765
HSBC Bank plc a/c 924422	305,234
	14,329,482

5. Number of shares / amount of stock acquired

   N/K

6. Percentage of issued class

   N/K

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    12 October 2006

12. Total holding following this notification

    14,329,482 shares

13. Total percentage holding of issued class following this notification

    6.53%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon
    Deputy Company Secretary - 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green
    Company Secretary & Legal Counsel

Date of notification

13 October 2006